February 1, 2000



Advantica Restaurant Group, Inc.
203 East Main Street
Spartanburg, SC 29319

Ladies and Gentlemen:

As Assistant General Counsel of Advantica Restaurant Group, Inc., I am familiar with the Registration Statement to be filed by Advantica, on or about February 2, 2000, with the Securities and Exchange Commission with respect to the additional 2,500, 000 shares of Advantica $.01 par value common stock issuable under the Advantica Stock Option Plan.

It is my opinion that the Advantica $.01 par value common stock to be registered, when sold or issued hereafter upon the exercise of stock options in accordance with the provisions of said plan and upon payment of the consideration for such shares as contemplated by said plan, will be validly issued, fully paid and nonaccessable.

I hereby consent to the use of this opinion as Exhibit 5.1 to the above mentioned Registration Statement.

Sincerely,



J. Scott Melton
Assistant General Counsel



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